Filed by Washington Federal, Inc.

(Commission File No. 000-25454)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: First Mutual Bancshares, Inc.

(Commission File No.: 000-28261)

Attached are newsletters from Washington Federal, Inc. and First Mutual Bancshares, Inc. provided to their respective employees.

These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of Washington Federal and First Mutual, and Washington Federal’s acquisition of First Mutual. These forward-looking statements include, but are not limited to, statements about the benefits of the merger involving Washington Federal and First Mutual, including future financial and operating results and the company’s plans, objectives, expectations, and intentions. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting Washington Federal’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access Washington Federal’s and First Mutual’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Washington Federal and First Mutual, including information which could affect their forward-looking statements. Neither Washington Federal nor First Mutual undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

These materials may be deemed to be solicitation material in respect of the proposed merger of Washington Federal and First Mutual. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the Securities and Exchange Commission. Shareholders of First Mutual are encouraged to read the registration statement and any other relevant documents filed with the Securities and Exchange Commission, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final proxy statement/prospectus will be mailed to shareholders of First Mutual. Investors and security holders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov, from Washington Federal, Inc., 425 Pike Street, Seattle, Washington 98101, Attention: Investor Relations, or from First Mutual Bancshares, Inc., 400 108th Avenue, N.E., Bellevue, Washington 98004, Attention: Investor Relations.

First Mutual and its directors, executive officers, and other members of its management may be soliciting proxies from First Mutual shareholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of First Mutual shareholders under the rules of the Securities and Exchange Commission will be set forth in the proxy statement/prospectus to be filed with the Securities and Exchange Commission. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents, as described above.

News for First Mutual & Washington Federal Staff	July 13, 2007

Collette to join WFS Executive Committee

Rick will manage Commercial/ Business Banking as EVP

We are pleased to announce that Rick Collette, currently First Mutual Bank’s Executive Vice President and Manager of the Bank’s Commercial Banking Group, has been named to Washington Federal Savings’ Executive Management Committee as Executive Vice President and Commercial-Business Banking Manager.

Rick will be the sixth member of Washington Federal’s Executive Committee, which consists of Roy Whitehead, Brent Beardall, Jack Jacobson, Ed Hedlund, and Linda Brower.

At First Mutual, Collette’s responsibilities include overseeing commercial real estate lending and business banking. Prior to joining the bank in December of 2001, he was the Northwest Region’s Senior Credit Risk Management Executive for Bank of America, where he was employed from 1973 to 2001. He has over 34 years experience in commercial lending.

Originally from Salem, Oregon, Rick is a graduate of Oregon State University. He served on the boards of Bellevue Chamber of Commerce and the Bellevue Downtown Association, Hopelink’s steering committee for their capital campaign to construct a new facility in Bellevue, and the capital campaign for the Bellevue Arts Museum.

He is currently serving on the board of trustees for the Bellevue Arts Museum, where he was president from 2003 to 2005, and on the board of trustees for Leadership Eastside. Rick and his wife, Bonnie, have been married for 38 years. Their daughter Kimberli is married and lives in Los Angeles.

He enjoys travel, golf, soccer, reading and cooking. Rick will begin working closely with us during this transition period and will formally join our newly combined company at the time the merger is approved and closed.

We look forward to benefiting from Rick’s years of experience and we are fortunate to have his leadership and wisdom as he joins the WFS Executive Management Committee.

Welcome to Washington Federal, Rick!

Q&A on the Merger

We recognize that you may have many questions regarding what the merger between First Mutual and Washington Federal means to your customers and to you as a valued employee. We will begin to address some of those questions now with more information to come in the near future. If you have additional questions, please feel free to pass them along to your company contact: Ellen Morgan or Cathy Cooper.

As you read through this information, please keep in mind First Mutual customers are very important to our combined companies, so we must make them our number one priority in our day-to-day activities.

Customer Service Questions

Q. I understand that Washington Federal Savings plans to keep the same First Mutual operating systems in place for now. Is that true?

A. Yes, First Mutual Bank will continue to operate the deposit system, the commercial loan system and the consumer loan system on the same programs in place today for at least the next 12 to 18 months. There will be no systems conversion at this time at First Mutual Bank.

Q. Does that mean that First Mutual customers will not have to change account numbers right after we are merged with Washington Federal Savings?

A. That is correct. Customers will continue to use the same account numbers for their checking accounts, various savings accounts, loan payments, debit cards, credit cards, etc.

Q. Will First Mutual Bank offices change their company name to Washington Federal right after the merger?

A. No, we do not plan a name change for First Mutual offices while the company remains on the current operating system.

Q. Is it Washington Federal Savings’ desire to have both companies on one common operating system in the future?

Washington Federal’s Job Postings Available

One of the benefits of working for a larger company is expanded career opportunities. At Washington Federal Savings, job postings are shared company-wide across all eight states. Employees who are interested in relocating are encouraged to apply for positions throughout the company. There is a strong bias for hiring within whenever possible. WFS is now sharing its company-wide job postings with First Mutual employees as well.

A. Yes. Even before Washington Federal and First Mutual decided to merge, Washington Federal was beginning the process of selecting a new operating system for the company. Five potential vendors have been identified, and a representative from First Mutual will sit on the system selection team. Once an operating system is selected, we plan to convert all offices operating as part of Washington Federal Savings in New Mexico, Arizona, Texas, Nevada, Idaho, Utah, Oregon and Washington on to one common platform system.

Q. Do we continue to offer all First Mutual products and services to our customers now that we know we will become a part of Washington Federal?

A. The answer is YES! If and when the time arrives for us to change our product offering or to add new products to First Mutual’s current portfolio of customer products and services, we will inform you of the new services with appropriate training and in-depth communications.

Q. Washington Federal banking offices are not open on Saturday’s. Does that mean First Mutual offices will begin to close on Saturdays after the merger?

A. All First Mutual offices will continue to operate their current daily schedule which includes Saturday hours. If any change to business hours of operation is made, you will be informed well in advance.

Internal/Employee Questions

Q. When I become an employee of Washington Federal Savings, will my hire date be changed? Will I lose my years of service under First Mutual?

A. Your First Mutual hire date will be transferred over to Washington Federal Savings without change. What will be on your employment record is your original hire date, with a notation of when you actually began with our newly combined company. You retain your years of service with First Mutual.

Q. Given that First Mutual and Washington Federal have their corporate offices within 11 miles of each, other it seems that displacement of personnel is likely. What processes will determine which departments are impacted?

A. It is true when we consolidate supporting functions, employees may be displaced when duties and functions are centralized in one location. This part of any merger is the most important effort that must be completed carefully, methodically and thoughtfully. There are no quick answers as to what departments or which employees will see a change. In many cases, we will need to continue operating as we are today because there is no operating system conversion at this time.

Q. If Washington Federal Savings has a job opening due to attrition, will First Mutual employees have the opportunity to fill that need if they’re interested?

A. All openings within Washington Federal will be posted and made available to First Mutual employees who are interested in that specific job. As our new company comes together, there will be a need in some departments to expand the current staffing levels in order to absorb the additional work load. In those cases, First Mutual employees who fill the same role will have an opportunity to be considered for the similar job before any other employee or outside applicant is considered. We want to retain the best employees for the right jobs.

Q. How will branch/banking center personnel be impacted as decisions are made?

A. The closer you are to the customer; the less likely you are to see changes to your position. We ask that all Banking Center personnel continue to provide customers with the great First Mutual service levels that your customers have come to expect.

Q. Once the merger is complete will my benefits change?

A. Benefits will be converted to current Washington Federal plans. For example, First Mutual employees currently participate in a medical insurance plan administered through Regence. Washington Federal also offers a medical plan under Regence. While there may be some differences, both plans are similar.

Q. Can you tell me what basic insurance benefits are offered by Washington Federal to employees?

A. Employees are offered very much the same benefits as First Mutual and include Medical/Health Insurance coverage, Dental, Group Life insurance and additional life insurance, long term disability insurance, Employee Assistance Program and others that you will learn about in the near future.

Q. Will the First Mutual employee insurance benefit programs continue for the remainder of 2007?

A. Yes. At this time we are planning conversion to Washington Federal benefit programs in January of 2008. More information will be provided in November-December of 2007.

Q. First Mutual provides free bus passes to all interested employees to encourage ride sharing. Will our bus passes be renewed in September?

A. Washington Federal has a long history of purchasing monthly bus passes for individuals who wish to rideshare. We will likely keep with the spirit of that tradition, but will evaluate First Mutual’s practice versus Washington Federal’s current system before making a final decision.

Q. Will the First Mutual 401(k) plan be rolled into Washington Federal’s, or will it be terminated?

A. The First Mutual 401(k) plan will be rolled into Washington Federal’s plan, but details have yet to be worked out.

Q. What happens next?

A. We know you have more questions. Robin Carey and Linda Brower are coordinating various department meetings with Washington Federal team members in order to prepare for our merger. These focused meetings will help us make good decisions as we prepare the consolidation process. As decisions are made more information will be shared with you.

The ‘Other’ Washington Federal...

Please note that there is another bank with the name “Washington Federal.” They’re located in western Pennsylvania and have a website at www.washfed.com.

Merger Calendar

7/2	Definitive Agreement Signed

7/3	Executives from WFS visit First Mutual branches

7/9	Merger Leadership Announced

8/16	First Mutual All Employee Meeting in Bellevue

8/21	WFS Division Managers Meeting (8/21-8/24)

News for First Mutual & Washington Federal Staff	July 23, 2007

First Mutual ATMs to be surcharge-free for WaFed’s customers

We are delighted to announce that as of July 23, Washington Federal customers will be able to use any First Mutual ATM surcharge-free.

First Mutual has 12 ATMs located around Puget Sound. Most of them are walk-up ATMs, but wherever possible, drive-up ATMs were installed for the convenience of our customers. We’ve included a complete list of the ATM locations and First Mutual will not add a surcharge for ATM use by Washington Federal customers.

Please keep in mind, Washington Federal customers will not be able to access their accounts in a First Mutual branch at this time. The same holds true for First Mutual customers. Until the conversion, they will not be able to transact business on their FMB accounts in a WFS branch.

For Internal Use Only. A flyer for customers will be distributed separately.

Branch	Location	Type
Ballard	6301 15th Ave W, Seattle	Walk-up
Bellevue	400 108t Ave NE, Bellevue	Walk-up
Bellevue West	10001 NE 8th St., Bellevue	Walk-up
Crossroads	15635 NE 8th St., Bellevue	Drive-up
Issaquah	855 Rainier Blvd. N, Issaquah	Walk-up
Juanita	13633 100th Ave, Kirkland	Drive-up
Kirkland	278 Central Way, Kirkland	Walk-up
Monroe	19265 State Route 2, Monroe	Drive-up
Redmond	16900 Redmond Way, Redmond	Drive-up
Sammamish	336 228th Ave NE #100, Sammamish	Walk-up
West Seattle	4102 California Ave SW, Seattle	Walk-up
Woodinville	13415 NE 175th St, Woodinville	Walk-up

Tackling Uncertainty with Good Information

When significant change is introduced to an organization, questions generally come faster than solutions, giving rise to uncertainty. This is an uncomfortable environment for most of us, so we seek information that will help to minimize or eliminate uncertainty in order to regain a sense of control over our lives. Through vehicles like this newsletter, the leaders of the Transition Team will do their very best to keep you up to date and to be accurate in all that is reported. In addition, during the merger process, you will undoubtedly receive a lot of information from informal sources like the office grapevine, the Internet, and even the competition. While it’s difficult to simply tune out such information, it’s also wise to maintain a healthy skepticism about the quality of these sources.

Take a pledge not to pass along rumors, gossip and anecdotal information designed to excite. Just as one can endanger others by shouting “Fire!” in a crowded theater, even a well-intended person can do real damage to others by promoting misinformation or stories taken out of context. The Transition Team leaders’ contact information will be listed in each newsletter. A constructive and wholesome way to deal with confusing or troubling information is to simply contact them directly to ask for clarification. They’ll put you on the right path.

More Merger Q&A

Over the past week, there have been informational meetings with various groups of employees at First Mutual Bank. These meetings gave FMB employees the chance to talk with members of the Washington Federal executive team and to learn more about the company’s operations, goals, and future plans.

There are still many questions yet to be answered about the merger between our two companies and we are working hard to get answers to you. Our objective is to make careful, thoughtful decisions that make sense for the organization now and going forward. Through it all, we must continue to take care of our customers and make them our number one priority in our day-to-day activities.

Customer Service Questions

Q. Several of our borrowers may have lending relationships with both Washington Federal and First Mutual Bank. How will these customer relationships be handled?

A. The first steps will be to determine who these customers are and to define their relationship with each institution. Members of Washington Federal’s Executive Management Committee, primarily Jack Jacobson and Rick Collette, will then decide where each relationship will be serviced. Credit risk, size,

Continued on Page Two

Merger Calendar

7/2	Definitive Agreement Signed
7/3	Executives from WFS visit First Mutual branches
7/9	Merger Leadership Announced
8/21	WFS Division Managers Meeting (8/21-8/24)

Transition Team Leaders

Linda Brower: linda.brower@washingtonfederal.com

Robin Carey: robin.carey@firstmutual.com

More Merger Q&A, Continued

complexity and history of the relationship, along with personal connections, will be important factors. Impact on individual or group incentive plans will not be considered. In the end, accounts will be assigned to the individual(s) deemed most able to manage the risk and deliver service to the customer.

Q. In addition to an expanded ATM network for WFS customers, what are some of the other benefits of the merger for our customers?

A. Once we come together as one company, with fully integrated systems, our customers will enjoy a number of added benefits. For example, the expanded branch network means that a First Mutual customer vacationing in Arizona will have full access to their accounts at any of our banking centers there. In addition, all our customers will have access to an expanded list of products and services including fixed-rate mortgages and HELOCs just to name a few.

Internal/Employee Questions

Q. What platform systems are being considered for the combined companies?

A. Washington Federal has requested proposals from five (5) different companies: FPS, FiServ, Metavante, Fidelity and Jack Henry. Each company will be setting up a demonstration model of their system so that members of the selection task force will have an opportunity to ‘test drive’ each one. Members will practice booking loans, opening new accounts, and a variety of other operations in order to gather information for making their individual recommendation.

Q. Will there be representatives from First Mutual on the selection task force?

A. Absolutely! We are in the process of identifying key individuals to serve on the task force. The first meeting of the task force will be in August.

Q. Even though First Mutual will be keeping its name for a while, will there be any indication that FMB is now part of the Washington Federal family?

A. Once the deal closes, an addition will be made to the First Mutual branding to indicate that it is a division of Washington Federal Savings. This new logo will begin to appear on various documents and signage as time and expense allows.

Job Postings Available

We would like to remind First Mutual employees that WFS job postings are now available for review. Robin Carey sent out an email last week with the most current list and this list is now posted on the FMB intranet on Sharepoint under the category Merger Information.

WFS Launches New HELOC

With much anticipation, Washington Federal has launched a home equity line of credit (HELOC) in the Utah Division and will soon be expanding the program to Arizona as we continue a division-by-division roll-out.

Ed Hedlund, Mortgage & Consumer Lending Group Manager, said the Utah launch is functioning as a test phase, allowing us to refine the processes and tweak documentation before expanding the product company-wide. The Salt Lake City market makes for a good “real world” test given that we have 10 branches there, the market area itself is manageable geographically, and there’s a high demand for credit.

Marlise Fisher, Utah Division Manager, said she’s quite pleased with customer response to date. “Since the launch July 2, we’ve already had two loans approved, and a half dozen more in the pipeline. Our branch managers are very excited about having the equity line to offer our customers.”

Ed, Gilbert Licon (Consumer Loan Manager), and Leann Burke (Mortgage Loan Operations Manager), will be traveling to Arizona in early August to launch the program and conduct initial training. Stay tuned!

Washington Federal Savings celebrates 90 years of service

Washington Federal is celebrating its 90th anniversary, making this a great time to look back on the company’s past sucess. Historically, Washington Federal has grown largely through acquisitions, with each new “family member” adding to the company’s expertise and strength.

Washington Federal Savings was founded in April of 1917 as Ballard Savings & Loan Association by the Kean Brothers. In 1935, the state-chartered company converted to a federal charter, became a member of the FHLB system and obtained federal deposit insurance. In 1958, Ballard Federal merged with Washington Federal S&L of Bothell, hence the company’s current name. Washington Federal then merged with Seattle Federal S&L (3 offices) in 1971, followed by First Federal S&L of Mount Vernon (10 offices) in 1978.

In 1982, the company converted to a public company with stock traded on the Nasdaq system under the symbol WFSL. If you had been lucky enough to purchase a share of stock for $11.75, your cost basis on that share would now be $0.37 per share, thanks to many stock splits and dividends.

In 1987 and 1988, the company acquired United First Federal, Provident Federal S&L and Northwest Federal S&L (28 offices in the Boise area). Later in 1988, the acquisition of Freedom Federal S&L in Corvallis added 13 offices, followed in 1990 by the 8 Oregon offices of Family Federal Savings.

In 1991, the company added 3 branches with the acquisition of First Federal S&L in Idaho Falls, followed in 1993 by the 10 branches of First Federal Bank of Salt Lake in Utah. In 1994, the company expanded in Arizona. In 1996, the company acquired 10 Seattle-area branches of Metropolitan Savings, and in 2003, purchased United Savings and Loan Bank, with 4 Seattle branches. In February 2007, Washington Federal acquired the 13 offices of 1st Federal Bank, which includes Gallup Federal Savings Bank and Farmington Savings Bank.

News for First Mutual & Washington Federal Staff	July 30, 2007

First Mutual Managers Named to Assist in IT Systems Review

The following individuals from First Mutual have been selected to assist in the next phase of the review of the Company’s core operating system: Judy Grams, Loan Operations Manager; Justin Haley, Sales Finance Manager; Alice Locke, Central Service Center Manager; and Paula Mendoza, Information

The goal is to leap-frog the technology from where we are today to where the industry is today, while maintaining expense leadership.

Systems Manager. They join the previously selected group, representing all line and staff functions, charged with evaluating the proposed systems using two main criteria: functionality and cost.

The five companies selected to submit proposals are FPS, FiServ, Metavante, Fidelity and Jack Henry. All have now returned a proposal in accordance with the criteria established in a Request for Proposal (RFP) mailed to them in June.

The next task will be to narrow the list of vendors from five to three with the help of our consultant, Cornerstone Advisors. The committee members have each received a copy of the RFP along with the evaluation of our current system performed by Cornerstone last spring.

Once the field is narrowed, the committee will then meet with each vendor for a full day to “test drive” their respective demonstration systems. They will simulate the booking of loans and the opening of new accounts, review reporting capabilities and compare the systems for ease of operation and flexibility.

The following project phase will entail on-site visits with current users and it is hoped that a final decision can be made by September 30.

It’s too soon to announce a specific time frame for a conversion, but keep in mind that the Jack Henry contract with the New Mexico Division expires in 2008, and the FPS contract with First Mutual expires in 2009.

Several Steps Involved in Merger Approval Process

Many have asked about the steps involved in the merger of our two companies, so we thought everyone might appreciate a brief outline of the process. Before First Mutual and Washington Federal can combine, separate reviews of the transaction must be conducted by the Securities and Exchange Commission (SEC) and the Office of Thrift Supervision (OTS). The SEC review requires the filing of Form S-4, a public document that describes the transaction and registers additional common stock to be used by Washington Federal in the purchase. It is expected that the S-4 will be filed next week. The SEC will then have 10 days from filing to determine whether or not a full review is required.

If a “no review” decision is made, 10-14 days later a proxy mailing will be sent to First Mutual stockholders with information regarding the merger. A First Mutual stockholder meeting to vote on the merger will be held approximately 45 days after the mailing. If a full review of the filing is required, add 60-90 days to the process.

At the same time, an application for approval of the merger must be filed with the OTS, Washington Federal’s primary regulator. That document is also expected to be filed within the next two weeks. The OTS may then take 30 days from filing to deem the application complete. Once deemed complete, an additional 60 days is given to them to approve or deny the application. Both of these timeframes can be lengthened under certain circumstances.

The bottom line is that, while various events can occur to affect the process, the earliest possible closing date is November 1, with a small likelihood that the closing will extend beyond December 31. We’ll keep you posted on the process as each step is completed.

Merger Calendar

7/2	Definitive Agreement Signed
7/3	Executives from WFS visit First Mutual branches
7/9	Merger Leadership Announced
8/21	WFS Division Managers Meeting (8/21-8/24)

Transition Team Leaders

Linda Brower: linda.brower@washingtonfederal.com

Robin Carey: robin.carey@firstmutual.com